SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Resolute Energy Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

76116A306

(CUSIP Number)

Stephen Penner

300 Park Avenue, 16th Floor

New York, NY 10022

(646) 571-1702

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 5, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 16 Pages)

CUSIP No. 76116A306	SCHEDULE 13D	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON VR Global Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7

SOLE VOTING POWER

1,169,239 shares of Common Stock (including 186,239 shares of Common Stock issuable upon conversion of 5,500 shares of 8 1⁄8% Series B Cumulative Perpetual Convertible Preferred Stock)

	8	SHARED VOTING POWER 0
9

SOLE DISPOSITIVE POWER

1,169,239 shares of Common Stock (including 186,239 shares of Common Stock issuable upon conversion of 5,500 shares of 8  1⁄8% Series B Cumulative Perpetual Convertible Preferred Stock)

	10	SHARED DISPOSITIVE POWER 0
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

1,169,239 shares of Common Stock (including 186,239 shares of Common Stock issuable upon conversion of 5,500 shares of 8 1⁄8% Series B Cumulative Perpetual Convertible Preferred Stock)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% (See Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP No. 76116A306	SCHEDULE 13D	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON VR Advisory Services Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
8

SHARED VOTING POWER

1,169,239 shares of Common Stock (including 186,239 shares of Common Stock issuable upon conversion of 5,500 shares of 8 1⁄8% Series B Cumulative Perpetual Convertible Preferred Stock)

	9	SOLE DISPOSITIVE POWER 0
10

SHARED DISPOSITIVE POWER

1,169,239 shares of Common Stock (including 186,239 shares of Common Stock issuable upon conversion of 5,500 shares of 8 1⁄8% Series B Cumulative Perpetual Convertible Preferred Stock)

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

1,169,239 shares of Common Stock (including 186,239 shares of Common Stock issuable upon conversion of 5,500 shares of 8 1⁄8% Series B Cumulative Perpetual Convertible Preferred Stock)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% (See Item 5)
14	TYPE OF REPORTING PERSON CO, IA

CUSIP No. 76116A306	SCHEDULE 13D	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON VR Capital Participation Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
8

SHARED VOTING POWER

1,169,239 shares of Common Stock (including 186,239 shares of Common Stock issuable upon conversion of 5,500 shares of 8 1⁄8% Series B Cumulative Perpetual Convertible Preferred Stock)

	9	SOLE DISPOSITIVE POWER 0
10

SHARED DISPOSITIVE POWER

1,169,239 shares of Common Stock (including 186,239 shares of Common Stock issuable upon conversion of 5,500 shares of 8 1⁄8% Series B Cumulative Perpetual Convertible Preferred Stock)

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

1,169,239 shares of Common Stock (including 186,239 shares of Common Stock issuable upon conversion of 5,500 shares of 8 1⁄8% Series B Cumulative Perpetual Convertible Preferred Stock)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% (See Item 5)
14	TYPE OF REPORTING PERSON CO, HC

CUSIP No. 76116A306	SCHEDULE 13D	Page 5 of 16 Pages

1	NAME OF REPORTING PERSON VR Capital Group Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
8

SHARED VOTING POWER

1,169,239 shares of Common Stock (including 186,239 shares of Common Stock issuable upon conversion of 5,500 shares of 8 1⁄8% Series B Cumulative Perpetual Convertible Preferred Stock)

	9	SOLE DISPOSITIVE POWER 0
10

SHARED DISPOSITIVE POWER

1,169,239 shares of Common Stock (including 186,239 shares of Common Stock issuable upon conversion of 5,500 shares of 8 1⁄8% Series B Cumulative Perpetual Convertible Preferred Stock)

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

1,169,239 shares of Common Stock (including 186,239 shares of Common Stock issuable upon conversion of 5,500 shares of 8 1⁄8% Series B Cumulative Perpetual Convertible Preferred Stock)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% (See Item 5)
14	TYPE OF REPORTING PERSON CO, HC

CUSIP No. 76116A306	SCHEDULE 13D	Page 6 of 16 Pages

1	NAME OF REPORTING PERSON VR Capital Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
8

SHARED VOTING POWER

1,169,239 shares of Common Stock (including 186,239 shares of Common Stock issuable upon conversion of 5,500 shares of 8 1⁄8% Series B Cumulative Perpetual Convertible Preferred Stock)

	9	SOLE DISPOSITIVE POWER 0
10

SHARED DISPOSITIVE POWER

1,169,239 shares of Common Stock (including 186,239 shares of Common Stock issuable upon conversion of 5,500 shares of 8 1⁄8% Series B Cumulative Perpetual Convertible Preferred Stock)

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

1,169,239 shares of Common Stock (including 186,239 shares of Common Stock issuable upon conversion of 5,500 shares of 8 1⁄8% Series B Cumulative Perpetual Convertible Preferred Stock)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% (See Item 5)
14	TYPE OF REPORTING PERSON CO, HC

CUSIP No. 76116A306	SCHEDULE 13D	Page 7 of 16 Pages

1	NAME OF REPORTING PERSON Richard Deitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
8

SHARED VOTING POWER

1,169,239 shares of Common Stock (including 186,239 shares of Common Stock issuable upon conversion of 5,500 shares of 8 1⁄8% Series B Cumulative Perpetual Convertible Preferred Stock)

	9	SOLE DISPOSITIVE POWER 0
10

SHARED DISPOSITIVE POWER

1,169,239 shares of Common Stock (including 186,239 shares of Common Stock issuable upon conversion of 5,500 shares of 8 1⁄8% Series B Cumulative Perpetual Convertible Preferred Stock)

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

1,169,239 shares of Common Stock (including 186,239 shares of Common Stock issuable upon conversion of 5,500 shares of 8 1⁄8% Series B Cumulative Perpetual Convertible Preferred Stock)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% (See Item 5)
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 76116A306	SCHEDULE 13D	Page 8 of 16 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Common Stock, $0.0001 par value per share (the “Common Stock”), of Resolute Energy Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 1700 Lincoln Street, Suite 2800 Denver, CO 80203.

Item 2	Identity and Background

Item 2(a)	Names of Persons Filing.

(i)	VR Global Partners, L.P. (the “Fund” or the “Reporting Person”),

(ii)	VR Advisory Services Ltd (“VR”),

(iii)	VR Capital Participation Ltd. (“VRCP”),

(iv)	VR Capital Group Ltd. (“VRCG”),

(v)	VR Capital Holdings Ltd. (“VRCH”), and

(vi)	Richard Deitz (collectively with the Fund, VR, VRCP, VRCG and VRCH, the “Reporting Persons”).

The Reporting Persons are filing this Schedule 13D jointly, as they may be considered a “group” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

Item 2(b)	Address of Principal Business Office

For the Fund, VRCP, VRCG and VRCH:

c/o Intertrust (Cayman) Limited,

190 Elgin Avenue, George Town, Grand Cayman, KY1-9005, Cayman Islands

For VR and Richard Deitz:

Niddry Lodge, 51 Holland Street, First Floor, London, W8 7JB, United Kingdom

Item 2(c)	Principal Business

The Fund is an investment fund organized as a limited partnership for which VR provides investment advisory services and serves the general partner. VRCP, VRCG and VRCH are each affiliates of both the Fund and VR within the VR Capital Group, for which Richard Deitz serves as President.

CUSIP No. 76116A306	SCHEDULE 13D	Page 9 of 16 Pages

Item 2(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 2(f)	Citizenship

The Fund is a Cayman Islands exempted limited partnership. VR is a Cayman Islands exempted company. VRCP is a Cayman Islands exempted company. VRCG is a Cayman Islands exempted company. VRCH is a Cayman Islands exempted company. Richard Deitz is a United States citizen.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Fund used a total of approximately $40,755,792 to acquire the Common Stock and the 8 1⁄8% Series B Cumulative Perpetual Convertible Preferred Stock (“Convertible Stock”) reported in this Schedule 13D. The source of the funds used to acquire the shares of Common Stock and Convertible Stock reported herein is the working capital of the Fund.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the Common Stock to which this Schedule 13D relates for investment purposes in the ordinary course of business. The Reporting Persons acquired the Common Stock because they believed that the Common Stock reported herein, when purchased, represented an attractive investment opportunity.

The Reporting Persons are filing this Schedule 13D in support of the proposal put forth by Monarch Alternative Capital LP (“Monarch”) as reflected in Monarch’s Schedule 13D, filed with the Securities and Exchange Commission on January 26, 2018, calling for the Issuer to (i) hire a reputable financial advisor to assist the Board of Directors of the Issuer (the “Board”) in evaluating and executing potential strategic transactions, (ii) appoint two individuals to the Board as independent directors and (iii) form a committee consisting of the two new independent Board members and one other independent Board member for the purpose of exploring potential strategic transactions. The Reporting Person believes that it is in the best interest of shareholders for the Issuer to explore strategic alternatives for the reasons outlined in the Monarch proposal (namely, the challenges posed by the Issuer’s relative lack of scale). Therefore, the Reporting Persons support the proposed Board structure and the process that would facilitate a robust search for potential partners in parallel with execution of the Issuer’s current strategy of further developing its core Permian assets.

CUSIP No. 76116A306	SCHEDULE 13D	Page 10 of 16 Pages

The Reporting Persons and their representatives may engage in discussions with management, the Board, other stockholders of the Issuer, and other relevant parties, including representatives of any of the foregoing, concerning the Reporting Persons’ investment in the Common Stock and the Issuer, including, without limitation, matters concerning the Issuer’s business, operations, Board composition and representation, governance, management, capitalization and strategic plans, including the above mentioned strategic transactions. The Reporting Persons may exchange information with any of the foregoing persons or other persons pursuant to appropriate confidentiality or similar agreements or otherwise, work together with any persons pursuant to joint agreements or otherwise, propose changes in the Issuer’s business, operations, board appointments, governance, management, capitalization or strategic plans, or propose or engage in one or more other actions set forth under subparagraphs (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by management or the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other Issuer securities or selling some or all of its shares of Common Stock or other Issuer securities, engaging in short selling of or any hedging or similar transactions with respect to the Common Stock or other Issuer securities and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect to their investment in the Common Stock.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

CUSIP No. 76116A306	SCHEDULE 13D	Page 11 of 16 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	The Reporting Persons own 983,000 shares of Common Stock and 5,500 shares of 8 1⁄8% Convertible Stock, which may be converted at any time based on a current conversion rate of 33.8616 shares of Common Stock per share of the Convertible Stock. The percentages used in this Schedule 13D are calculated based upon the sum of (i) 22,503,907 shares of Common Stock issued and outstanding as of October 31, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, filed with the Securities Exchange Commission on November 6, 2017 plus (ii) 186,239 additional shares of Common Stock that are issuable upon conversion of the Convertible Stock held by the Reporting Persons.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Information concerning transactions in the shares of Common Stock and Convertible Stock effected by the Reporting Persons during the past sixty days is set forth in Exhibit A hereto and is incorporated herein by reference. All such transactions were effected in the open market through various brokerage entities.

(d)	No person other than the Reporting Persons has any known right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Schedule 13D.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

CUSIP No. 76116A306	SCHEDULE 13D	Page 12 of 16 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:	Information concerning transactions in the shares of Common Stock and Convertible Stock effected by the Reporting Person during the past sixty days.

Exhibit B:	Joint Filing Agreement by and among the Reporting Persons dated as of February 7, 2018.

CUSIP No. 76116A306	SCHEDULE 13D	Page 13 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 7, 2018

VR Global Partners, L.P.

By: VR Advisory Services Ltd, its General Partner

By:	/s/ Richard Deitz
Name:	Richard Deitz
Title:	Authorized Person

VR Advisory Services Ltd

By:	/s/ Richard Deitz
Name:	Richard Deitz
Title:	Authorized Person

VR Capital Participation Ltd.

By:	/s/ Richard Deitz
Name:	Richard Deitz
Title:	Authorized Person

VR Capital Group Ltd.

By:	/s/ Richard Deitz
Name:	Richard Deitz
Title:	Authorized Person

VR Capital Holdings Ltd.

By:	/s/ Richard Deitz
Name:	Richard Deitz
Title:	Authorized Person

/s/ Richard Deitz
Richard Deitz